UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 4
STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

[X] Check this box if no longer subject to Section 16.
    Form 4 or Form 5 obligations may continue.
1. Name and Address of Reporting Person(s)
   Abercrombie, Jr., William L.

   P.O. Box 931

   Durham, NC 27702
2. Issuer Name and Ticker or Trading Symbol
   CCB Financial Corporation (CCB)
3. I.R.S. Identification Number of Reporting Person, if an entity (Voluntary)

4. Statement for Month/Year
   07/00
5. If Amendment, Date of Original (Month/Year)
6. Relationship of Reporting Person(s) to Issuer (Check all applicable)
   [X] Director                   [ ] 10% Owner
   [X] Officer (give title below) [ ] Other (specify below)
   Vice Chairman; CEO of American
   Federal Bank subsidiary
7. Individual or Joint/Group Filing (Check Applicable Line)
   [X] Form filed by One Reporting Person
   [ ] Form filed by More than One Reporting Person

Table I   Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned
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1)Title of Security                           2)Trans-    3.Trans- 4.Securities Acquired(A)      5)Amount of    6)  7)Nature of
                                              action      action   or Disposed of (D)            Securities         Indirect
                                              Date        Code                   A               Beneficially   D   Beneficial
                                              (Month/                            or              Owned at       or  Ownership
                                              Day/Year)   Code V   Amount        D  Price        End of Month   I
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Common Stock                                  07/05/00 (1)U        56,688        D               0              D  Direct
Common Stock                                  07/05/00    U        2,078         D               0              I  by Daughter
Common Stock                                  07/05/00    U        9,460         D               0              I  by Spouse

Table II (PART 1)  Derivative Securities Acquired, Disposed of, or Beneficially Owned  (Columns 1 through 6)
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1)Title of Derivative          2)Conversion    3)Trans-       4)Trans-  5)Number of Derivative            6)Date Exercisable and
Security                       or Exercise     action         action    Securities Acquired (A)           Expiration Date
                               Price of        Date           Code      or Disposed of (D)
                               Derivative
                               Security                       Code  V   A                D                Exercisable  Expiration
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Incentive Stock Option (right  $10.6040        07/05/00       U                          34,500           04/28/93     04/28/03
to buy)
Incentive Stock Option (right  $13.3427        07/05/00       U                          7,742            10/20/94     10/20/04
to buy)
Incentive Stock Option (right  $15.4495        07/05/00       U                          1,334            04/26/95     04/26/05
to buy)
Incentive Stock Option (right  $17.4158        07/05/00       U                          1,334            04/24/96     04/24/06
to buy)
Incentive Stock Option (right  $31.4607        07/05/00       U                          1,334            04/23/97     04/23/07
to buy)
Incentive Stock Option (right  $40.9375        07/05/00       U                          4,884            08/01/98     08/01/07
to buy)
Incentive Stock Option (right  $55.6250        07/05/00       U                          1,797            03/22/00     03/22/09
to buy)
Incentive Stock Option (right  $55.9688        07/05/00       U                          5,358            03/17/99     03/17/08
to buy)
Non-Qualified Stock Option     $40.9375        07/05/00       U                          6,496            08/01/97     08/01/07
(right to buy)
Non-Qualified Stock Option     $55.6250        07/05/00       U                          12,003           03/22/00     03/22/09
(right to buy)
Non-Qualified Stock Option     $55.9688        07/05/00       U                          7,742            03/17/99     03/17/08
(right to buy)
Non-Qualified Stock Option     $55.9688        07/05/00       U                          260              03/17/99     03/17/08
(right to buy)

Table II (PART 2)  Derivative Securities Acquired, Disposed of, or Beneficially Owned  (Columns 1,3 and 7 through 11)
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1)Title of Derivative          3)Trans-  7)Title and Amount                           8)Price     9)Number of   10) 11)Nature of
Security                       action    of Underlying                                of Deri-    Derivative        Indirect
                               Date      Securities                                   vative      Securities    D   Beneficial
                                                                        Amount or     Security    Beneficially  or  Ownership
                                                                        Number of                 Owned at      I
                  -                      Title                          Shares                    End of Month
------------------------------------------------------------------------------------------------------------------------------------
Incentive Stock Option (right  07/05/00  Common Stock                   34,500                    0             D   Direct
to buy)
Incentive Stock Option (right  07/05/00  Common Stock                   7,742                     0             D   Direct
to buy)
Incentive Stock Option (right  07/05/00  Common Stock                   1,334                     0             D   Direct
to buy)
Incentive Stock Option (right  07/05/00  Common Stock                   1,334                     0             D   Direct
to buy)
Incentive Stock Option (right  07/05/00  Common Stock                   1,334                     0             D   Direct
to buy)
Incentive Stock Option (right  07/05/00  Common Stock                   4,884                     0             D   Direct
to buy)
Incentive Stock Option (right  07/05/00  Common Stock                   1,797                     0             D   Direct
to buy)
Incentive Stock Option (right  07/05/00  Common Stock                   5,358                     0             D   Direct
to buy)
Non-Qualified Stock Option     07/05/00  Common Stock                   6,496                     0             D   Direct
(right to buy)
Non-Qualified Stock Option     07/05/00  Common Stock                   12,003                    0             D   Direct
(right to buy)
Non-Qualified Stock Option     07/05/00  Common Stock                   7,742                                   D   Direct
(right to buy)
Non-Qualified Stock Option     07/05/00  Common Stock                   260                       0             D   Direct
(right to buy)

Explanation of Responses:

(1)
Each of the Reporting Person's shares of Issuer common stock were surrendered and exchanged for 2.45 shares of National Commerce
Bancorporation ("NCBC") common stock as a result of the merger of Issuer into NCBC.  Additionally, each of the Reporting Person's stock options with the right to buy Issuer common stock were converted into 2.45 stock options with the right to buy NCBC common stock.

SIGNATURE OF REPORTING PERSON
/S/ By: W. Harold Parker, Jr.
    For: William L. Abercrombie, Jr.
DATE 07/24/00